Exhibit (a)(5)(viii)

Press Release

Press Contact: John Noh 408 853-8445 jnoh@cisco.com	Investor Relations Contact: Laura Graves 408 526-6521 lagraves@cisco.com

Cisco Completes Acquisition of WebEx

SAN JOSE, Calif. – May 29, 2007 – Cisco Systems, Inc. (NASDAQ: CSCO) today announced the completion of its acquisition of WebEx Communications, Inc. (NASDAQ: WEBX). WebEx is a market leader in on-demand collaboration applications, and its network-based solution for delivering business-to-business collaboration extends Cisco’s vision for Unified Communications, particularly within the small to medium business (SMB) segment.

As a result of its tender offer for WebEx, Cisco purchased 46,339,278 shares of WebEx common stock, or approximately 90.1% of shares outstanding.

On May 25, 2007, Cisco closed the second-step merger of WebEx, which is now a wholly-owned subsidiary of Cisco. As a result of the merger, all remaining outstanding WebEx shares not tendered were converted into the right to receive $57.00 per share, net to the seller in cash without interest, less any required withholding taxes.

WebEx’s service portfolio includes technologies and services that allow companies to engage in real-time and asynchronous data conferences over the Internet as well as share web-based documents and workspaces that help improve productivity, performance and efficiency of workers in any size organization. WebEx’s subscription-based services strategy has been key to its success, and Cisco plans to preserve this business model going forward.

About Cisco Systems

Cisco, (NASDAQ: CSCO), is the worldwide leader in networking that transforms how people connect, communicate and collaborate. Information about Cisco can be found at http://www.cisco.com. For ongoing news, please go to http://newsroom.cisco.com.

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Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks or trademarks of Cisco Systems, Inc. and/or its affiliates in the United States and certain other countries. All other trademarks mentioned in this document are the property of their respective owners. The use of the word partner does not imply a partnership relationship between Cisco and any other company. This document is Cisco Public Information.

Forward-Looking Statements

This press release contains projections and other forward-looking statements, such as statements about WebEx’s business model. Statements regarding future events are based on Cisco’s current expectations and are necessarily subject to associated risks related to, among other things, the ability of Cisco to successfully integrate WebEx and to achieve expected benefits and the retention of employees of WebEx. Actual results may differ materially from those in the projections or other forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of Cisco’s filings with the SEC, including its most recent filings on Form 10-K and Form 10-Q.